

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

January 4, 2010

Via U.S. Mail and Facsimile

William Solko
Chief Executive Officer
Northeast Automotive Holding, Inc.
2174 Hewlett Avenue, Suite 206
Merrick, NY 11566

> RE: Northeast Automotive Holding, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
> Form 10-K for the fiscal year ended December 31, 2008
> Form 10-K/A for the fiscal year ended December 31, 2008
> **File No. 000-51997**

Dear Mr. Solko:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Mr. William Solko
(516)378-3479